Filed by Mid-America Apartment Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonial Properties Trust

Commission File No.: 1-12358

The following FAQ was circulated to employees on June 12, 2013:

New Q&As posted June 12, 2013

Will my pay stay the same?

We do not expect anyone who stays in the same position to see a decrease or increase in pay as a result of this merger.

Will the EVP, SVP, VP, RVP structure stay the same?

We have a process underway to define the correct multi-site structure, the right support structure and to identify how the areas and regions should be grouped and who should lead them. These are important decisions that will have thoughtful review. At this point we expect to have this clarified by late June to mid-July.

Will the working hours/days change on my property?

No significant changes are expected because both companies have similar schedules. We will review both and determine which option is best for the combined company. At this time, you will continue working the same schedule.

If my position is asked to stay with MAA, what will be the treatment for my year-end bonus?

For property teams, the same bonus structure will remain in place through the end of the year. We will work to keep the multi-site bonuses intact as well but some adjustments may need to be made as we blend groups of properties together. We would not expect your 2013 bonus potential to shrink as a result of this merger.

Will I have to interview and if so when can I expect the interviews to begin?

No, we do not expect you to have to re-interview for your current job.

How will the transition with vendors take place? What communication will they receive and when?

The vendor transition will take place after the close. We will communicate with them prior to the closing.

Will we be renamed? If so do you know when we will be getting new branding items (service shirts, brochures, etc)?

The new company will be named MAA and new branding items will be delivered before the close date. The names of individual properties are not expected to change.

When will we know the closing date?

The closing date will be set as soon as possible after shareholder approval from both sets of shareholders. At this point it is expected to close at the end of September. We will let everyone know quickly if that changes.

What software will be used both in the office and for service?

We are reviewing the software for both companies and will select the system that works best for the department and the combined company. Both companies use LRO for pricing, Communities on MRI will remain on MRI, Communities on Yardi will remain on Yardi. We will review the options for both groups but it is likely that we will move the MRI communities over to Yardi in 2014.

When will we get to meet MAA leaders and have the opportunity to learn more about MAA’s corporate culture and their vision for the transition and beyond?

We are excited to get out and visit with your teams. Market tours to meet the teams will begin the week of June 10th.

Will we continue to develop and construct new multifamily projects in the Sunbelt region under MAA or CCC? Also, are projects in pre development or the pipeline going to continue?

We will remain active in investing in new developments.

What is the strategy for Commercial?

We will be evaluating the best options for moving forward with the remaining commercial projects. The process that has been underway over the last few years to become focused solely on the apartment business will continue.

What will happen to vacation, sick time, and personal time balances?

Colonial employee vacation, sick and personal choice time balances will move over at the time of the merger.

Sick time: MAA will honor accrued sick balance as of the date of the merger. Under the combined company’s sick time plan, Colonial associates with accrued balances over 56 hours for full-time associates and 24 hours for part-time associates, will begin receiving new sick time each year thereafter when accumulated balances fall below 56 hours for full-time associates and 24 hours for part-time associates.

In addition, the combined company will provide a company paid short-term disability, long-term disability and group life and AD&D insurance plan for associates working over 30 hours per week.

Vacation and Personal Choice days: After the merger, MAA will honor Colonial associates’ existing vacation and personal choice days to be taken during the remainder of the year. On January 1st, new paid time off will be granted based on your length of service (last hire date) in accordance with the combined company’s Paid Time Off policy as listed below.

Full-time associates:	Part-time associates:
Five years or less – 104 hours	Five years or less – 52 hours
More than 5 years – 144 hours	More than 5 years – 72 hours
More than 10 years – 184 hours	More than 10 years – 92 hours
More than 20 years – 224 hours	More than 20 years – 112 hours

We will continue to keep you informed as we move forward.

What is the benefit package and how does it compare to what I have today?

Colonial medical, vision, prescription and dental plans will remain in effect through the end of 2013. You will have the option to enroll in the combined company medical plans in November to be effective January 1, 2014. MAA medical plans will meet new healthcare reform requirements and be affordable. We plan to blend aspects of both company’s benefits to create a comprehensive and competitive package. We will keep you informed as decisions are made regarding the plans.

If my position is asked to stay with MAA how will the 401K match be determined?

Historically, both Boards of Directors has annually reviewed and determined the match under each company’s 401k plan. We are currently working on a contribution schedule for each plan for all qualified participants. We will keep you informed as decisions regarding the retirement plans are made.

If my position is asked to stay with MAA what will happen to my restricted stock?

In compliance with the Merger Agreement, MAA will assume all option and restricted stock plans upon merger. The number of options and shares of restricted stock as well as any relevant exercise prices will be adjusted based on the exchange ratio as outlined by the Merger Agreement. The assumed plans will be subject to the same terms and conditions, including vesting schedules and forfeiture conditions, as are applicable under the current Colonial plans. We are in the process of reviewing each outstanding option and restricted stock plan and will be able to provide more specific details in the future.

Will employees on properties stay on the property that they are currently on in Multifamily?

Yes, the staffing models at the communities are not expected to change as a result of this merger. We are counting on each of you to serve our residents with your normal compassion and professionalism during the transition.

If MAA sells my commercial property or if they eliminate my position after the merger, what type of severance policy do they have or would they follow the current Colonial practice using my years of service?

For any positions that are eliminated prior to the merger, severance will be handled in accordance with each company’s current severance practice. We are in the process of reviewing the practices for both companies and will adopt a combined severance practice for the new company post-merger.

Will my seniority/years of service transfer over to MAA or CLP if I choose to accept a position at a different property prior to the merger?

Until the merger closes, MAA and CLP will operate as two separate companies. If an associate chooses to transfer from a CLP property to a MAA property or vice versa PRIOR to the closing of the merger, the associate’s hire date will reflect the date of the transfer and length of service will be reset. If an associate chooses to transfer from a CLP property to a MAA property or vice versa AFTER the closing of the merger, the associate will retain their current hire date and seniority.

For more information on both companies please visit www.maac.com and www.colonialprop.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which MAA and Colonial Properties Trust operate and beliefs of and assumptions made by MAA management and Colonial Properties Trust management, involve uncertainties that could significantly affect the financial results of MAA or Colonial Properties Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving MAA and Colonial Properties Trust, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by MAA and Colonial Properties Trust from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither MAA nor Colonial Properties Trust undertakes any duty to update any forward-looking statements appearing in this document.

Additional Information About This Transaction:

In connection with the proposed transaction, MAA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MAA and Colonial Properties Trust that also constitutes a prospectus of MAA. MAA and Colonial Properties Trust also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by MAA and Colonial Properties Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by contacting MAA Investor Relations at 901-682-6600. Copies of the documents filed by Colonial Properties Trust with the SEC will be available free of charge on Colonial Properties Trust’s website at www.colonialprop.com or by contacting Colonial Properties Trust Investor Relations at 205-250-8700.

MAA and Colonial Properties Trust and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MAA’s executive officers and directors in MAA’s definitive proxy statement filed with the SEC on March 22, 2013. You can find information about Colonial Properties Trust’s executive officers and directors in Colonial Properties Trust’s definitive proxy statement filed with the SEC on March 13, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Colonial Properties Trust using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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